FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

December 01, 2003

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒    Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐    No   ☒

WIMM-BILL-DANN FOODS OJSC ANNOUNCES

9 MONTHS 2003 FINANCIAL RESULTS

Moscow, Russia – December 1, 2003 – Wimm-Bill-Dann Foods OJSC [NYSE: WBD] today announced its financial results for the nine months ended September 30, 2003.

During the first nine months of 2003, Wimm-Bill-Dann’s sales increased 15.6% compared to the same period of prior year. Gross margins declined slightly to 30.4% in the first nine months of 2003 from 30.8% during the same period last year. Net income and EBITDA fell 36% and 4.7% respectively, compared to the same period prior year.

Commenting on today’s announcement, Sergei Plastinin, CEO of Wimm-Bill-Dann Foods OJSC, said: “We believe that, with our in-depth knowledge of the Russian market, and a skilled management team, we will continue to grow our business successfully, despite increasing competition and growing costs. In the Dairy Segment we are concentrating on productivity increases and on launching more value added products, especially in the regions, while our efforts in the Juice Segment are focused on introducing innovative products and strengthening our distribution system. Our key goal looking ahead is to improve our bottom-line while reducing operational expenses in the near future.”

Key Operating and Financial Indicators of 9m 2003

	9m ‘03	9m ‘02	Change
Sales volumes, thousand tons	1 104.0	1 029.8	7.2%

	US$‘mln	US$‘mln

Sales	684.6	592.4	15.6%
Dairy	479.5	406.6	17.9%
Juice	203.8	185.7	9.7%
Water	1.2	—	—
Gross profit	208.4	182.2	14.4%
Selling and distribution expenses	(100.2)	(74.6)	34.3%
General and administrative expenses	(57.7)	(45.1)	27.9%
Operating income	44.8	58.4	(23.3)%
Financial income and expenses, net	(13.1)	(9.2)	42.4%
Net income	20.8	32.5	(36.0)%
EBITDA	69.0	72.4	(4.7)%
CAPEX including acquisitions	101.5	100.1	1.4%

Wimm-Bill-Dann’s sales reached US$684.6 million in the first nine months of 2003, compared to US$592.4 million in the same period of 2002.

Sales in the Dairy Segment increased 17.9% from US$406.6 million in the first nine months of 2002 to US$479.5 million in the first nine months of 2003, while the average selling price increased by 12.1% from US$0.58 per 1 kg in the first nine months 2002 to US$0.65 per 1 kg in the first nine months of 2003. This increase was primarily due to the higher share of value added products in the sales mix. Gross margins in the Dairy Segment decreased from 30.1% in the first nine months of 2002 to 29.1% in the first nine months of 2003. This was attributable to increased depreciation and a year-on-year increase in the price of raw milk, a trend which we expect to continue into and beyond next year.

Sales in Wimm-Bill-Dann’s Juice Segment increased 9.7% from US$185.7 million in the first nine months of 2002 to US$203.8 million in the first nine months of 2003. The average selling price slightly increased from US$0.56 per liter in the first nine months of 2002 to US$0.57 per liter in the first nine months of 2003. This resulted in an increase in the juice gross margins from 32.6% in the first nine months of 2002 to 33.8% in the first nine months of 2003.

Selling and distribution expenses increased in the first nine months of 2003 in both absolute terms, rising 34.3%, and as a percentage of sales. This was due to an increase in personnel, advertising and marketing costs as well as other commercial expenses. In addition, we recorded a US$8 million provision for bad debts. General and administrative expenses, including personnel, rent, insurance and audit, legal and consulting fees increased 27.9% as a result of Wimm-Bill-Dann’s expansion and launch of various initiatives aimed at restructuring and improving our performance.

Net income fell 36.0% and stood at US$20.8 million. EBITDA in the first nine months of 2003 decreased year-on-year and amounted to US$69.0 million. EBITDA margin was 10.1% compared to 12.2% in the first nine months of 2002.

Due to lower than anticipated sales volumes in both segments and higher raw milk prices in the dairy segment, we expect a loss in the 4th quarter, which will result in net income for the year being below the currently reported net income for the 9 months of 2003.

Reconciliation of EBITDA and EBITDA margin to US GAAP Net Income and Net Income margin

	Nine Months ended September 30, 2003		Nine Months ended September 30, 2002
	US$‘mln	% of sales	US$‘mln	% of sales

Net income	20.8	3.0%	32.5	5.5%

Depreciation and amortization	22.0	3.2%	12.7	2.1%

Interest expense	15.3	2.2%	10.6	1.8%

Income tax expense	8.9	1.3%	13.8	2.3%

Minority interest	2.0	0.3%	2.8	0.5%

EBITDA	69.0	10.1%	72.4	12.2%

EBITDA is a non-U.S. GAAP financial measure, which represents net income before interest expense, income taxes, depreciation and amortisation adjusted for minority interest and should not be considered in isolation as an alternative to net income, operating income or any other measure of performance under U.S. GAAP. Further, EBITDA as presented above may not be comparable to similarly titled measures reported by other companies. We believe that EBITDA, which is a commonly used financial indicator of a company’s operating performance and debt servicing ability, is a relevant measurement to assess performance which attempts to eliminate variances caused by the effects of differences in taxation, the amount and types of capital employed and depreciation and amortisation policies. EBITDA margin is EBITDA expressed as a percentage of sales. Reconciliation of EBITDA and EBITDA margin to net income and net income as percentage of sales, the most directly comparable U.S. GAAP financial measures, is presented in the table above.

- Ends -

For further enquiries contact:

Wimm-Bill-Dann	Shared Value Ltd
Kira Kiryuhina,	Marina Kagan,
Director, Public Relations Department	Partner
Tel: +7 095 733 9726	Tel: +44 207 321 5019
Email: kira@wbd.ru	Email: mkagan@sharedvalue.net

Some of the information contained in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Wimm-Bill-Dann Foods OJSC, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially.  We do not intend to update these statements to conform them to actual results.  We refer you to the documents Wimm-Bill-Dann Foods OJSC files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F.  These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, and risks associated with our competitive environment, acquisition strategy, ability to develop new products or maintain market share, brand and company image, operating in Russia, volatility of stock price, financial risk management, and future growth.

NOTES TO EDITORS

Wimm-Bill-Dann Foods OJSC is a leading manufacturer of dairy and juice products in Russia. The company was founded in 1992.

The Company currently owns 24 manufacturing facilities in 20 locations in Russia and the Commonwealth of Independent States (CIS), as well as affiliates in 26 cities in Russia and the CIS.

Wimm-Bill-Dann has a strong and diversified branded portfolio with over 1,100 types of dairy products and over 150 types of juice, nectars and still drinks. The company currently employs over 18,000 people.

In September 2003, Wimm-Bill-Dann was rated the best out of 45 firms in terms of transparency in the S&P survey of leading Russian companies, and was rated third best in the latest Brunswick UBS Warburg survey of corporate governance in Russia.

Wimm-Bill-Dann was awarded best European Equity Deal of 2002 by Euroweek and Institutional Investor magazines.

WIMM-BILL-DANN FOODS

Condensed Consolidated Statements of Operations

(unaudited)

(Amounts in thousands of US dollars, except share and per share data)

Nine months ended September 30,

2003

2002

Sales	$684,624	$592,363

Cost of sales	(476,203)	(410,185)

Gross profit	208,421	182,178

Selling and distribution expenses	(100,156)	(74,583)
General and administrative expenses	(57,685)	(45,098)
Other operating expenses	(5,742)	(4,146)

Operating income	44,838	58,351

Financial income and expenses, net	(13,067)	(9,242)

Income before provision for income taxes and minority interest	31,771	49,109

Provision for income taxes	(8,943)	(13,832)

Minority interest	(2,045)	(2,816)

Net income	$20,783	$32,461

Net income per share - basic and diluted:	$0.47	$0.76

Weighted average number of shares outstanding	44,000,000	42,747,253

WIMM-BILL-DANN FOODS

Condensed Consolidated Balance Sheets

(Amounts in thousands of US dollars)

September 30, 2003

December 31, 2002

(unaudited)

(audited)

ASSETS

Current assets:
Cash and cash equivalents	$20,436	$29,340
Short-term investments	40,027	2,838
Trade receivables, net	56,094	60,146
Inventory, net	96,169	86,063
Taxes receivable	93,013	57,734
Advances paid	25,456	10,811
Net investment in direct financing leases	1,551	1,338
Deferred tax asset	4,121	1,850
Other current assets	7,282	2,972
Total current assets	344,149	253,092

Non-current assets:
Property, plant and equipment, net	370,785	293,580
Intangible assets	3,004	2,736
Goodwill	23,761	19,885
Net investment in direct financing leases – long-term portion	5,250	4,381
Long-term investments	2,696	1,989
Deferred tax asset – long-term portion	1,226	—
Other long-term assets	4,374	2,812
Total non-current assets	411,096	325,383

Total assets	$755,245	$578,475

WIMM-BILL-DANN FOODS

Condensed Consolidated Balance Sheets

(Amounts in thousands of US dollars)

September 30, 2003

December 31, 2002

(unaudited)

(audited)

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Trade accounts payable	$50,715	$40,144
Advances received	4,456	3,905
Short-term loans	10,616	94,050
Long-term loans, current portion	1,691	2,483
Notes payable	15,769	16,096
Taxes payable	7,872	4,933
Accrued liabilities	16,457	8,346
Government grants – current portion	2,157	2,033
Other payables	37,101	25,770
Total current liabilities	146,834	197,760

Long-term liabilities:
Long-term loans	7,472	4,546
Long-term notes	199,001	—
Other long-term payables	50,237	55,047
Government grants – long-term portion	7,277	8,568
Deferred taxes – long-term portion	11,821	8,121

Total long-term liabilities	275,808	76,282

Total liabilities	422,642	274,042

Minority interest	20,474	21,549

Shareholders’ equity:
Common stock	29,908	29,908
Share premium account	164,132	164,132
Accumulated other comprehensive income:
Currency translation adjustment	8,462	—
Retained earnings	109,627	88,844
Total shareholders’ equity	$312,129	$282,884

Total liabilities and shareholders’ equity	$755,245	$578,475

WIMM-BILL-DANN FOODS

Condensed Consolidated Statements of Cash Flows

(unaudited)

(Amounts in thousands of US dollars)

NINE MONTHS ENDED SEPTEMBER 30,

2003

2002

Cash flows from operating activities:

Net income	$20,783	$32,461

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortisation	21,995	12,730
Bad debt and inventory provisions	9,195	1,903
Other adjustments	(4,840)	4,988
Changes in operating assets and liabilities:
(Increase) decrease in inventories	(7,669)	6,859
Increase in trade accounts receivable	(646)	(15,481)
Increase in advances paid	(14,039)	(11,079)
Increase in taxes receivable	(35,406)	(16,339)
(Increase) decrease in other current assets	(4,116)	1,594
Increase (decrease) in trade accounts payable	7,461	(2,529)
Increase in advances received	395	2,601
Increase (decrease) in taxes payable	5,537	(640)
Increase in accrued liabilities	7,697	40
Increase in other current payables	1,777	1,264
Decrease in other long-term payables	(188)	—

Total cash provided by operating activities	7,936	18,372
Cash flows from investing activities:
Cash paid for acquisition of subsidiaries, net of cash acquired	(6,876)	(26,610)
Cash paid for property, plant and equipment	(70,439)	(48,110)
Cash paid for acquisition of short-term investments	(62,347)	(485)
Proceeds from disposal of short-term investments	24,554	—
Proceeds from disposal of investments and property, plant and equipment	3,310	—
Cash paid for net investments in direct financing leases	(4,234)	(1,493)
Cash paid for other long-term assets	—	(8,933)

Total cash used in investing activities	(116,032)	(85,631)

Cash flows from financing activities:
Proceeds from notes payable, net of debt issuance expenses	194,106	609
Repayment of short-term loans and notes payable	(86,919)	(37,690)
Proceeds from long-term loans	4,892	2,453
Repayment of long-term loans and long-term payables	(12,989)	(10,690)
Proceeds from issuance of capital stock, net of direct expenses	—	162,498
Repayment of obligations under finance leases	—	(95)

Total cash provided by financing activities	99,090	117,085

Net increase (decrease) in cash and cash equivalents	(9,006)	49,826
Impact of exchange rate differences on cash and cash equivalents	102	(592)
Cash and cash equivalents, at beginning of period	29,340	6,919
Cash and cash equivalents, at the end of period	$20,436	$56,153

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

	By:	/s/ Vladimir V. Preobrajensky
	Name:	Vladimir V. Preobrajensky
	Title:	Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date: December 01, 2003